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                             FOR IMMEDIATE RELEASE

Contacts:
Patti J. McAtee                             Joele Frank
Director, Corporate Communications          Abernathy, MacGregor Group, Inc.
(402) 341-4500                              (212) 371-5999




              CALENERGY ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO
                ANTITRUST WAITING PERIOD FOR NYSEG TENDER OFFER

CALENERGY CALLS UPON NYSEG BOARD TO HEED SHAREHOLDERS' REQUEST FOR DISCUSSIONS

         NEW YORK, NEW YORK, AUGUST 4, 1997, CalEnergy Company, Inc. ("CalEnergy") (NYSE, PSE and LSE symbol: CE) today announced, with respect to its subsidiary's $24.50 per share cash tender offer for 6,540,670 shares of the common stock of New York State Electric & Gas Corporation ("NYSEG") (NYSE symbol: NGE), that the antitrust waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 expired as of 12:00 midnight, New York City time, August 1, 1997. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on August 14, 1997, unless the offer is extended.

         David L. Sokol, Chairman and Chief Executive Officer of CalEnergy, stated, "We are pleased that the Hart-Scott-Rodino waiting period has expired which permits our tender offer to proceed without further federal antitrust review."

         Mr. Sokol further stated, "We are pleased by the recent public statements made by certain of the largest NYSEG shareholders encouraging the NYSEG board to commence merger discussions with CalEnergy. In this regard, we reiterate our willingness to immediately commence merger negotiations with NYSEG."

         CalEnergy, which manages and owns interests in over 5,000 net MW of power generation facilities in operation, construction and development worldwide, currently operates 19 generating facilities and also supplies and distributes electricity to 1.5 million customers.